Exhibit (d)(10)

EXECUTION VERSION

Limited Guaranty

This Limited Guaranty, dated as of April 6, 2014 (this “Guaranty”), by GTCR Fund X/A AIV LP (the “Guarantor”) is made in favor of Vocus, Inc., a Delaware corporation (the “Company”). Reference is made to the Agreement and Plan of Merger, dated as of April 6, 2014 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, GTCR Valor Companies, Inc., a Delaware corporation and an indirect subsidiary of the Guarantor (“Parent”), and GTCR Valor Merger Sub, Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

1. Guaranty. To induce the Company to enter into the Merger Agreement, the Guarantor, intending to be legally bound, hereby absolutely, irrevocably, primarily and unconditionally guarantees to the Company the payment of (a) the Parent Termination Fee as, when and if required to be paid by Parent to the Company pursuant to Section 10.2(c) and Section 10.2(f) of the Merger Agreement and (b) the amounts Parent and Purchaser are required to pay pursuant to Section 8.6(d) of the Merger Agreement (collectively, the “Guaranteed Obligations”); provided, however, that the Company hereby agrees that Guarantor shall in no event be required to pay an amount greater than $30,000,000.00 under or in respect of this Guaranty, and that Guarantor and any Affiliate of Guarantor shall have no obligation or liability to any Person relating to, arising under or in connection with, this Guaranty, other than as expressly set forth herein.

2. Terms of Guaranty.

(a) This Guaranty is one of payment, not merely of collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Guaranty, irrespective of whether any action is brought against Parent or Purchaser or whether Parent or Purchaser are joined in any such action or actions.

(b) If Parent or Purchaser fails to discharge any of its Guaranteed Obligations when due, then all of the Guarantor’s liabilities to the Company hereunder in respect of such Guaranteed Obligations that have not been discharged shall, at the Company’s option, become immediately due and payable and the Company may at any time and from time to time, at the Company’s option, and so long as Parent or Purchaser has failed to perform the Guaranteed Obligations, take any and all actions available hereunder or under applicable Law to collect or cause to be performed any of the Guarantor’s liabilities and obligations hereunder in respect of such Guaranteed Obligations.

(c) All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind.

(d) The liability of the Guarantor under this Guaranty shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional irrespective of, and the Guarantor hereby expressly waives to the fullest extent permitted by Law any defense now or in the future arising by reason of:

(i) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement, the Equity Financing Letter or any other agreement or instrument referred to herein, other than by reason of fraud by the Company;

(ii) any change in the corporate existence, structure or ownership of Parent or Purchaser, or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement;

(iii) any insolvency, bankruptcy, reorganization, dissolution, receivership or other similar proceeding affecting Parent or Purchaser, or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, or any of their assets;

(iv) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Purchaser or the Company, whether in connection with the Guaranteed Obligations or otherwise;

(v) any failure of the Company to pursue or exhaust any right, remedy, power or privilege it may have against Parent or Purchaser to reduce the liability of the Guarantor; or

(vi) any other act or omission that may or might in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity.

(e) The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Guaranty or acceptance of this Guaranty and all diligence, presentment, demand for payment or performance, notice of nonpayment or nonperformance, protest, notice of protest, notice of dishonor and all other notices or demands whatsoever. The Guaranteed Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guaranty, and all dealings between Parent, Purchaser or the Guarantor, on the one hand, and the Company, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guaranty. When pursuing its rights and remedies hereunder against the Guarantor, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent, Purchaser or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent, Purchaser or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of Parent, Purchaser or any such other Person or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

(f) The Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Purchaser becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Company in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made.

(g) Notwithstanding anything in this Guaranty to the contrary, the Guarantor reserves the right to assert, and may assert, any and all defenses which Parent or Purchaser may have to payment or performance of any Guaranteed Obligation.

3. Waiver of Acceptance, Presentment; Etc. The Guarantor, to the fullest extent permitted by Law, irrevocably waives acceptance hereof, diligence, grace, protest, presentment, demand, notice of non-payment or any notice not provided for herein, other than any notices required under the Merger Agreement. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guaranty are knowingly made in contemplation of such benefits.

4. No Recourse; Sole Remedy. Notwithstanding the fact that the Guarantor may be a partnership, by its acceptance of the benefits of this Guaranty, the Company acknowledges and agrees that neither it nor any of its former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, or any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of any of the foregoing, has any right of recovery under this Guaranty against, and no liability under this Guaranty shall attach to, the former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, general or limited partners or assignees of the Guarantor, of Parent, of Purchaser or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of any of the foregoing (collectively, but not including the Guarantor, Parent or Purchaser, each an “Affiliate”), whether based on contract, tort or strict liability, and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of Parent or Purchaser against an Affiliate, the Guarantor, Parent or Purchaser, including a claim to enforce the Equity Financing Letter, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. Other than (a) pursuant to the Confidentiality Agreement, solely with respect to the parties thereto and in accordance with the terms thereof (any claims arising under the Confidentiality Agreement, “Confidentiality Agreement Claims”) and (b) with respect to the right to seek specific performance of the Equity Financing Letter to the extent permitted by and in accordance with the terms and conditions of Section 11.16 of the Merger Agreement and the sixth and eighth sections of the Equity Financing Letter (any such claims for specific performance of the Equity Financing Letter under the Equity Financing Letter, the “EFL Claims”), recourse against the Guarantor under this Guaranty shall be the sole and exclusive remedy of the Company and all of its affiliates against the Guarantor and any of its Affiliates (other than against Parent or Purchaser) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. Guarantor acknowledges and agrees that the Company is an express third party beneficiary of the Equity Financing Letter as and to the extent expressly set forth therein. The Company hereby covenants and agrees that it shall not institute, and shall cause its respective controlled affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against the Guarantor or any of its Affiliates (other than against Parent or Purchaser) except for (i) claims against the Guarantor under this Guaranty, (ii) Confidentiality Agreement Claims and (iii) EFL Claims. Nothing set forth in this Guaranty shall affect or be construed to affect any liability of Parent or Purchaser to the Company or shall confer or give or shall be construed to confer or give to any Person other than the Company any rights or remedies against the Guarantor. The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any proceeding asserting that this Guaranty is illegal, invalid or unenforceable in accordance with its terms. The Company acknowledges that the Guarantor is agreeing to enter into this Guaranty in reliance on the provisions set forth in this Section 4, and the Guarantor acknowledges that the Company is agreeing to enter into the Merger Agreement in reliance on this Guaranty. For all purposes of this Guaranty, pursuit of a claim against a Person by the Company or any of its stockholders or affiliates shall be deemed a pursuit of a claim by the Company. A Person shall be deemed to have pursued a claim against another Person if such first Person brings legal action against such other Person, adds such other Person to an existing legal proceeding, or otherwise asserts a legal claim of any nature against such other Person. This Section 4 shall survive termination of this Guaranty.

5. Subrogation. Unless and until all amounts payable by the Guarantor under this Guaranty shall have been paid in full in immediately available funds, (i) the Guarantor hereby unconditionally waives any rights that it may now have or hereafter acquire against Parent or Purchaser that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Guaranty or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy against Parent or Purchaser (including any right that would result in the Guarantor being deemed a creditor of Parent or Purchaser pursuant to this Guaranty under the United States Bankruptcy Code), whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Purchaser, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, and (ii) the Guarantor shall not exercise any such rights. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of all amounts payable under this Guaranty, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of the Guarantor and shall forthwith be promptly paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to all amounts payable by the Guarantor under this Guaranty. Notwithstanding anything to the contrary contained in this Guaranty or otherwise, the Company hereby agrees that to the extent Parent or Purchaser is relieved of its Guaranteed Obligations under the Merger Agreement, Guarantor shall be similarly relieved of its Guaranteed Obligations under this Guaranty.

6. Continuing Guaranty. Subject to the last sentence of Section 5, this Guaranty is a continuing guarantee, may not be revoked or terminated and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Company and its respective successors, transferees and assigns. Notwithstanding the foregoing, this Guaranty shall terminate and the Guarantor shall have no further rights or obligations under this Guaranty as of the earlier of (i) the Effective Time, (ii) upon the satisfaction in full of the Guaranteed Obligations and (iii) the end of three (3) months following the date on which the Merger Agreement is terminated in accordance with its terms, except in connection with a claim for payment of any Guaranteed Obligation presented by the Company to Parent or the Guarantor during such three-month period in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or a final non-appealable judgment of a Governmental Authority of competent jurisdiction. Notwithstanding the foregoing, in the event that the Company or any of its controlled affiliates asserts in any litigation or other legal proceeding that the provisions of Section 4 hereof or this Section 6 are illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability or any claim for injunctive relief (other than any claim solely against Parent or Purchaser under, or arising out of any breach of, the Merger Agreement (consistent with the terms thereof), any claim against Guarantor under this Guaranty, any Confidentiality Agreement Claims and any EFL Claims) against any Affiliate or, other than its right to recover from the Guarantor for up to the amount of the Guaranteed Obligations or demand performance of the Guaranteed Obligations (subject to limitations described herein, including the cap of $30,000,000.00 set forth in Section 1), the Guarantor, Parent or Purchaser then (i) the obligations of the Guarantor under this Guaranty shall terminate ab initio and be null and void, (ii) if Guarantor has previously made any payments under this Guaranty, it shall be entitled to recover such payments and (iii) neither the Guarantor nor any Affiliate shall have any liability to the Company with respect to the transactions contemplated by the Merger Agreement or under this Guaranty.

7. Entire Agreement; Third Party Beneficiaries. This Guaranty, together with the Merger Agreement, the Equity Financing Letter and the Confidentiality Agreement, constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Purchaser and the Guarantor or any of their Affiliates on the one hand, and the Company or any of its affiliates on the other hand. This Guaranty is not intended to and shall not confer upon any Person other than the parties hereto and the Affiliates of the Guarantor, as provided in Section 4, any rights or remedies hereunder.

8. Amendments and Waivers.

No amendment or waiver of any provision of this Guaranty will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Company, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Guaranty will operate as a waiver thereof. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, Parent, Purchaser or any other Person now or hereafter liable for the Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor hereunder.

9. Counterparts. This Guaranty may be executed in counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

10. Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt; provided that any notice received on any Business Day after 5:00 p.m., local time, or on any non-Business Day, shall be deemed to have been received at 9:00 a.m., local time, on the next Business Day) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed facsimile transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

if to the Guarantor, to it at:

GTCR Fund X/A AIV LP

c/o GTCR LLC

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Phone: (312) 382-2200

Fax: (312) 382-2201

E-mail: christian.mcgrath@GTCR.COM

Attention: Christian B. McGrath

with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Phone: (212) 906-1200

Fax: (212) 751-4864

E-mail: ted.sonnenschein@lw.com

                  bradley.faris@lw.com

Attention: Edward Sonnenschein

                  Bradley C. Faris

if to the Company, to it at:

Vocus, Inc.

12051 Indian Creek Court

Beltsville, MD 20705

Phone: (301) 459-2590

Fax: (301) 459-2827

Attention: Legal Department

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

23rd Floor

Boston, Massachusetts 02116

Fax: (617) 573-4822

Attention:Margaret A. Brown

or to such other address or facsimile number as shall be specified in a notice given in accordance with this Section 10.

11. Governing Law. This Guaranty and any dispute arising out of or relating to this Guaranty or the breach, termination or validity thereof (whether based on contract, tort or otherwise) shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each Party hereby submits to the exclusive jurisdiction of the Delaware Court of Chancery or, if such Court does not have jurisdiction of the dispute, other state or federal courts in Delaware, including any appellate courts thereof (the “Delaware Courts”), for any dispute arising out of or relating to this Guaranty or the breach, termination or validity thereof (whether based on contract, tort or otherwise). Each Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in the Delaware Courts. With respect to any such proceeding, each of the Parties irrevocably and unconditionally waives and agrees not to plead or claim in any such court (a) that it is not personally subject to the jurisdiction of the Delaware Courts for any reason other than the failure to serve process in accordance with applicable Law, (b) that it or its property is exempt or immune from jurisdiction of the Delaware Courts or from any legal process commenced in the Delaware Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law that (i) the Action in the Delaware Courts is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Guaranty, or the subject matter hereof, may not be enforced in or by the Delaware Courts.

12. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS GUARANTY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS GUARANTY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NEITHER THE OTHER PARTY HERETO NOR ITS REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 12. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS GUARANTY WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants to the Company that (a) it is a limited partnership, validly existing and in good standing under the laws of the State of Delaware and has all power and authority to execute, deliver and perform this Guaranty; (b) the execution, delivery and performance of this Guaranty by the Guarantor has been duly and validly authorized and approved by all necessary partnership action, and no other proceedings or actions on the part of the Guarantor are necessary therefor; (c) this Guaranty has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against the Guarantor in accordance with its terms; (d) the execution, delivery and performance by the Guarantor of this Guaranty do not and will not (i) violate the organizational documents of the Guarantor, (ii) violate any applicable Laws or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any Contract to which the Guarantor is a party, and (e) the Guarantor has the financial capacity to pay and perform its obligations under this Guaranty, and all funds necessary for the Guarantor to fulfill its Guaranteed Obligations under this Guaranty shall be available to the Guarantor for so long as this Guaranty shall remain in effect in accordance with Section 6 hereof.

14. No Assignment. Neither the Guarantor nor the Company may assign its rights, interests or obligations hereunder to any other Person (except by operation of law) without the prior written consent of the Company (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Company); provided, however, Guarantor can assign its rights, interests and obligations with respect to the Guaranteed Obligations hereunder, without the prior written consent of the Company, to any Permitted Assignee (as defined in the Equity Financing Letter) to which it has allocated all or part of its Commitment (as defined in the Equity Financing Letter); provided, further, that no such assignment shall relieve Guarantor of its obligations hereunder.

15. Severability. The provisions of this Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Guaranty, or the application thereof to any Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Guaranty and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction; provided, however, that this Guaranty may not be enforced without giving effect to the provisions of Section 4 hereof or the limitation of the amount of the Guaranty. If any provision of this Guaranty is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

16. Headings. The headings contained in this Guaranty are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

*        *        *         *        *

IN WITNESS WHEREOF, the undersigned have executed and delivered this Guaranty as of the date first written above.

GTCR FUND X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Mark M. Anderson
Name:	Mark M. Anderson
Title:	Proper Officer

[Signature Page to Limited Guaranty]

VOCUS, INC.

By:	/s/ Richard Rudman
Name:	Richard Rudman
Title:	Chief Executive Officer and President

[Signature Page to Limited Guaranty]